November 28, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mindy Hooker Kevin Woody Patrick Fullem Asia Timmons-Pierce

Re:	ParaZero Technologies Ltd. Amendment No. 7 to Registration Statement on Form F-1 Filed November 4, 2022 File No. 333-265178

Dear Ms. Schwartz:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 17, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on November 4, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 8 to the F-1 (“Amendment No. 8”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 7 to Registration Statement on Form F-1 filed November 4, 2022

General

1.	We note your disclosure that it is a condition to the closing of the offering that your ordinary shares and warrants qualify for listing on a national securities exchange. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment the Company has revised its disclosure on the cover page to further clarify that it is a condition to the closing of the offering that the Company’s ordinary shares and warrants shall have been approved for listing on The Nasdaq Capital Market, which is consistent with the underwriting agreement.

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment the Company has added the additional risk factor disclosure on page 34.

Exhibits

3.	We note that Exhibit 5.1 refers to the resale of up to 504,979 ordinary shares issuable under certain SAFEs. The registration statement appears to relate to the resale of up to 475,272 ordinary shares to be issued to the selling shareholders upon the conversion of certain SAFEs. Please advise or revise.

Response: In response to the Staff’s comment the Company has caused an updated Exhibit 5.1 to be filed with Amendment No. 8 to refer to the resale of up to 504,979 ordinary shares issuable under certain SAFEs, which is consistent with the registration statement.

Please contact me at (312) 364-1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer